SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 9)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company (issuer))

WILLIAM LYON

(Name of 14d-1 and 13e-3 Filing Person (offeror))

WILLIAM H. LYON

THE WILLIAM HARWELL LYON 1987 TRUST

THE WILLIAM HARWELL LYON SEPARATE PROPERTY TRUST

(Name of 13e-3 Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

William Lyon

c/o William Lyon Homes

4490 Von Karman Avenue

Newport Beach, California 92660

(949) 833-3600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing persons)

copy to:

David A. Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$499,942,670	$53,494

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of William Lyon Homes, a Delaware corporation (“Lyon Homes”), other than the shares owned by William Lyon, Chairman of the Board and Chief Executive Officer of Lyon Homes, at a purchase price of $109.00 per share, net to the seller in cash. As of February 28, 2006, there were 8,652,067 shares of common stock outstanding, of which 4,115,437 shares are owned by William Lyon. As of February 28, 2006, there were 50,000 options to acquire outstanding shares of common stock. As a result, this calculation assumes the purchase of 4,586,630 shares.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$49,077	Filing Party:	William Lyon (14d-1 and 13e-3 filing person) William H. Lyon The William Harwell Lyon 1987 Trust The William Harwell Lyon Separate Property Trust (13e-3 filing persons)
Form or Registration No.:	005-61509	Date Filed:	April 10, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

13D

CUSIP No. 552074 10 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) William Lyon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,053,560 Shares (1)
	8.	SHARED VOTING POWER 226,908 Shares (2)(3)
	9.	SOLE DISPOSITIVE POWER 6,053,560 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,053,560 Shares (1)(2)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70% as of February 28, 2006 (1)(2)(3)

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Includes shares subject to a variable prepaid forward contract (the “Lyon Forward Contract”) entered into by and among William Lyon and Lehman Brothers OTC Derivatives Inc. (“Lehman”) on September 15, 2005 and shares tendered in the Amended Offer and Subsequent Offering Period (including approximately 310,652 shares tendered by Notice of Guaranteed Delivery).
(2)	Includes 276,908 shares of Common Stock of the Issuer held by the Cable Family Trust Est. 7–11–88, Wade H. Cable and Susan M. Cable, Trustees (“Cable Trust”). William Lyon (“Lyon”) has the power to direct the voting of the foregoing shares beneficially owned by the Cable Trust and Cable as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually, as modified by the Waiver Agreement dated September 6, 2005 (the “Voting Agreement”). By virtue of the Voting Agreement, Lyon, Cable and the Cable Trust may be deemed a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”), with respect to shares beneficially owned by Wade H. Cable and the Cable Trust. Does not include 331,437 shares owned of record and beneficially by William Harwell Lyon Separate Property Trust (the “Separate Property Trust”). Lyon and the Separate Property Trust acted together with respect to the acquisition of such shares and the 655,569 shares of Common Stock of the Issuer acquired by Lyon on January 7, 2005. Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5( b)(1) of the Exchange Act with respect to such shares. Neither Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.
(3)	Includes shares subject to a variable prepaid forward contract (the “Cable Forward Contract”) entered into by and between the Cable Trust and Credit Suisse First Boston Capital LLC (“CSFB”) on September 7, 2005 and shares tendered in the Amended Offer and Subsequent Offering Period (including approximately 310,652 shares tendered by Notice of Guaranteed Delivery).

13D

CUSIP No. 552074 10 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) William Harwell Lyon Separate Property Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 331,437 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 331,437 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,437 Shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*. ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% as of February 28, 2006

14.	TYPE OF REPORTING PERSON* OO

(1)	Does not include 4,413,142 shares owned of record and beneficially by William Lyon. William Lyon and the William Harwell Lyon Separate Property Trust (the “Separate Property Trust”) acted together with respect to the acquisition of the 655,569 shares of common stock of the Issuer acquired by William Lyon on January 7, 2005 and the 331,437 shares of Common Stock of the Issuer acquired by the Separate Property Trust on January 7, 2005. William Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Exchange Act with respect to such shares. Neither William Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.

13D

CUSIP No. 552074 10 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The William Harwell Lyon 1987 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,749,259 Shares (1)
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 1,749,259 Shares (1)
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,259 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*. ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% as of February 28, 2006 (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes shares subject to a variable prepaid forward contract entered into by and between The William Harwell Lyon 1987 Trust and Lehman Brothers OTC Derivatives Inc. on September 15, 2005.

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed on March 17, 2006, as amended on March 20, 2006, March 21, 2006, March 22, 2006, April 10, 2006, April 12, 2006, April 24, 2006, May 1, 2006 and May 15, 2006, by William Lyon (the “Offeror”), Chairman and Chief Executive Officer of William Lyon Homes, a Delaware corporation (“Lyon Homes”). This Amendment No. 9 relates to the amended offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Lyon Homes not owned by the Offeror, at a purchase price of $109.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2006, as amended by amendments to the Schedule TO (the “Offer to Purchase”), and the related (original) blue Letter of Transmittal, as further amended and supplemented by the Supplement dated April 10, 2006 (the “First Supplement”) to the Offer to Purchase and the related revised (purple) Letter of Transmittal and the Supplement dated May 1, 2006 (the “Second Supplement”) to the Offer to Purchase and the related revised (pink) Letter of Transmittal (which, as amended or supplemented from time to time, collectively together constitute the “Amended Offer”).

The information set forth in the Offer to Purchase, the First Supplement and the Second Supplement, including all schedules thereto, is hereby incorporated by reference in response to items 1 through 11 and 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

The Subsequent Offering Period expired at midnight, New York City time, on Wednesday, May 17, 2006. Computershare Trust Company of New York, the depositary for the offer, has advised the Offeror that 65,555 Shares were validly tendered in the Subsequent Offering Period, bringing the total number of Shares tendered and not withdrawn in the Amended Offer to 1,711,215 (including 310,652 tendered through guaranteed delivery procedures). The tendered Shares, together with the Shares already owned by the Offeror and the Trusts, represent approximately 90.87% of the Shares outstanding. The Offeror has accepted for payment all Shares validly tendered in the Subsequent Offering Period. Stockholders whose Shares were validly tendered in the Subsequent Offering Period will promptly receive the Amended Offer Price of $109.00 net per Share in cash.

As soon as practical following receipt by the Depositary of the remaining Shares tendered through guaranteed delivery procedures, the Offeror and the Trusts intend to contribute all the Shares owned by them (including, in the case of the Offeror, all the tendered Shares) to WLH Acquisition Corp. (“Sub”), a newly formed Delaware corporation, and the Offeror then intends to effect a merger of Sub with and into Lyon Homes pursuant to the short-form merger provisions of Section 253 of the DGCL. Lyon Homes will continue as the surviving entity under the DGCL (the “Surviving Corporation”) and will be a privately held company, owned only by the Offeror and the Trusts. At the time the Merger becomes effective, each then outstanding Share, other than (i) Shares held by the Sub, which Shares, by virtue of the Merger, will be cancelled and will cease to exist with no payment being made with respect thereto, and (ii) Shares held by holders who properly exercise their appraisal rights in accordance with the DGCL, by virtue of the Merger and without any action on the part of the holders of such Shares, will be cancelled and converted into the right to receive in cash an amount per Share equal to the Amended Offer Price of $109.00 per Share, without interest, less any required withholding tax upon the surrender of the certificate(s) representing such Shares.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented as follows by inserting the following after Exhibit (a)(5)(H):

Exhibit	Description
Exhibit (a)(5)(H)	Text of Press Release issued by William Lyon on May 18, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2006

WILLIAM LYON

/s/ WILLIAM LYON

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: May 18, 2006

WILLIAM H. LYON

/s/ WILLIAM H. LYON

THE WILLIAM HARWELL LYON 1987 TRUST

By:	/s/ RICHARD M. SHERMAN, JR.
Richard M. Sherman, Jr., Trustee

THE WILLIAM HARWELL LYON SEPARATE PROPERTY TRUST

By:	/s/ RICHARD M. SHERMAN, JR.
Richard M. Sherman, Jr., Trustee